Exhibit 99.2

Dear Regional Health Properties, Inc. Common Shareholder,

You recently may have received a communication from one of our shareholders, Ken Grossman, about the pending merger of Regional Health Properties, Inc. and SunLink Health Systems, Inc. Please do not be confused by his letter. I do not believe Mr. Grossman has our common shareholders’ best interests in mind. He is the owner of approximately 6.4% of Regional’s Series B preferred stock, but owns only approximately 1.1% of our common stock. My communications with him have primarily related to his Series B preferred stock. My personal belief is that his interest is in advancing the interests of the Series B preferred stockholders, not those of the common stockholders. Specifically, please be aware that:

1.	The purported “two detailed written offers” are not entirely as described by Mr. Grossman. There were many conditions and uncertainties to those “offers” with no certainty of satisfaction or accomplishment – one actually has been superseded by an offer for fewer shares – whereas the merger is well documented and agreed. My personal belief is that he may be interested in liquidating Regional Health, in which event the Series B preferred shareholders would receive much, if not all, of the proceeds. I encourage you to read Regional’s Form 8-K filing with SEC on July 18, 2025 for additional disclosure as well as the tender offer for a control position – but not all or even a majority of our common shares – that also was filed on July 18, 2025.
2.	It is not at all clear to me how he derives the $4.00 share value thrown about in Mr. Grossman’s letter. As noted, I believe his intent is likely to proceed with the liquidation with the proceeds flowing first to the Series B preferred shareholders and then the Series A preferred shareholders, until they are fully redeemed. I believe there would be little, if any, proceeds left for your common shares.
3.	Both Regional’s and SunLink’s common shares have traded higher since the merger announcement on January 6, 2025. Regional is approximately 120% higher, and Sunlink is approximately 30% higher.

I believe the SunLink merger is positive for ALL shareholders because:

1.	The merger brings capital to the combined company (approximately $6,000,000). This will improve our balance sheet, and, I believe, substantially aid operations. This is intended to, among other things, give the combined company greater access to capital for the benefit of all shareholders as well as our patients, dedicated employees and older facilities.
2.	The merger brings additional, experienced management to the combined company.
3.	The merger brings a solid level of industry and public-company Board expertise to the combined company, expertise which I believe is much greater than usual for companies the size of the combined companies.
4.	The merger has the potential to improve shareholder value for both the common and preferred holders, whereas a liquidation would primarily benefit the preferred holders.
5.	The merger allows for an improved trading market and the potential to re-list your common shares on a national market, which an “orderly liquidation” may not.

Time is very critical. Please vote your shares FOR the merger today.

/s/ Brent Morrison

Brent Morrison, CFA

Chairman, Chief Executive Officer & President

Forward-looking statements: This letter contains forward-looking statements with respect to the impact of the proposed merger and our expectations with respect to Mr. Grossman’s plans. Actual results may differ materially from these expectations for a number of reasons, including the health of the health-care economy, our success in managing our assets and increasing our asset base, our obtaining additional long-term financing, and the general risks of being engaged in the health care business.